SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 1 – June 30, 2006
Interim Report II/2006
•	Adjusted EBIT up 13 percent

•	Spain’s energy regulatory agency CNE approves Endesa acquisition but attaches far-reaching conditions

•	Outlook for full year 2006 revised upwards: increase in adjusted EBIT expected

Interim Report II/2006
E.ON Group Financial Highlights
Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.
E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain consolidated financial measures (Group adjusted EBIT, adjusted EBITDA, adjusted net income, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Interim Report II/2006
Contents

4	Letter to Shareholders

5	E.ON Stock

6	Results of Operations
	—	Energy Price Developments
	—	Sales Volume, Sales, Earnings Performance
	—	Investments
	—	Financial Condition
	—	Employees
	—	Risk Situation
	—	Outlook

16	Market Units
16	—	Central Europe
18	—	Pan-European Gas
19	—	U.K.
21	—	Nordic
22	—	U.S. Midwest
24	Interim Financial Statements (Unaudited)

34	Business Segments

36	Financial Calendar

Interim Report II/2006
Dear Shareholders,
In the first half of 2006, the E.ON Group continued its positive performance. We increased sales by 31 percent from €28.2 billion to €36.9 billion and adjusted EBIT by 13 percent from €4.3 billion to €4.8 billion. A key contributing factor was the solid earnings performance of our Central Europe and Pan-European Gas market units. The U.K. market unit posted an earnings increase in the second quarter, which, as anticipated, significantly reduced the considerable earnings decline it had posted in the first quarter. For the E.ON Group, we now expect full-year adjusted EBIT to surpass the high prior-year level. In the first half of 2006, we recorded net income (after taxes and minority interests) of €2.8 billion, 7 percent below the high prior-year figure. As anticipated, we will not repeat the extraordinarily high net income of full year 2005.
The most important energy policy issue in Germany is currently the new regulatory regime for the country’s power and gas networks. The Federal Network Agency (known by its German abbreviation, BNetzA) has ruled on the network charges of a number of network operators. The reduction the BNetzA made to the charges filed by one of our network operators is in line with our expectations which were adjusted in the course of the year. In late June, the BNetzA presented its proposed incentive plan for network regulation. The plan, however, does not create incentives for network operators to achieve lasting efficiency improvements. Despite our difference of opinion with the BNetzA, we support the rapid introduction of a workable incentive plan and will continue to play a constructive role in this process. As a network operator, we need a stable regulatory environment in order to make long-term investments in security of supply.
Our planned acquisition of Endesa, a Spanish energy utility, would strengthen our market position and further expand it in Southern Europe and South America. The EU Commission issued an unconditional antitrust approval of the transaction in late April. On July 27, 2006, the CNE, Spain’s energy regulatory agency approved the transaction but attached far-reaching conditions. We see no justification for these conditions. On August 10, we filed an appeal against the CNE’s conditions with Spain’s Ministry of Industry, which has up to three months to decide on our appeal. We’ll continue to do everything we can to ensure that Endesa shareholders can make their decision as soon as possible. We believe that this transaction will benefit all stakeholders: customers, employees, and shareholders as well as the wider Spanish economy.
At the same time, we’re not losing sight of our other strategic objectives. On July 12, 2006, we signed a framework agreement with Gazprom to exchange assets in gas production and in gas trading, gas sales, and the electricity business. Under the agreement, E.ON is to acquire a stake in Yushno Russkoye in Siberia, one of the world’s largest natural gas fields. In return, Gazprom is to acquire minority stakes in our two Hungarian gas companies and in E.ON Hungária, a regional power and gas distributor, plus additional compensation. Production at Yushno Russkoye is expected to begin next year. In view of the increasing demand for natural gas, E.ON and Gazprom are making an important contribution towards enhancing Europe’s security of supply for the long term. As you can see, we continue to work hard to achieve our growth objectives and further enhance the value of your company.
Sincerely yours
Dr. Wulf H. Bernotat

Interim Report II/2006
E.ON Stock
Including the dividend and special dividend, E.ON stock finished the first six months of 2006 up 10 percent. E.ON stock thus significantly outperformed other European blue chips as measured by the EURO STOXX 50, which advanced by 2 percent over the same period, and was on par with its peer index, the STOXX Utilities, which also rose by 10 percent.
The trading volume of E.ON stock climbed by more than 80 percent year on year to €50.5 billion, making E.ON the fifth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of June 30, 2006, E.ON was the largest DAX stock in terms of market capitalization.
E.ON stock is listed on the New York Stock Exchange as American Depositary Receipts (ADRs). Effective March 29, 2005, the conversion ratio between E.ON ADRs and E.ON stock is three to one. The value of three E.ON ADRs is effectively that of one share of E.ON stock.
For the latest information about E.ON stock, visit www.eon.com.

Interim Report II/2006
Results of Operations
Energy Price Developments
European power and natural gas markets saw sustained high prices and volatility in the first half of 2006. The main drivers were international oil, coal, and CO2 prices as well as the natural gas supply and storage situation in the United Kingdom.
Sustained growth in oil demand along with ongoing political risks in major oil producing countries like Iran, Iraq, and Nigeria have led to high, volatile oil prices. The price of Brent crude oil rose to about $72 per barrel by the end of June 2006, a 16 percent increase from the beginning of the year.
Coal prices increased at a similar rate but were less volatile. Since the beginning of 2006, coal prices have risen by more than 11 percent to $68 per metric ton. Market observers attribute the increase to supply problems, particularly in South Africa, and to greater buying interest in coal derivatives.
Germany’s natural gas import prices are contractually indexed to heating oil prices, which they track with a time lag. Because heating oil prices have risen continually, the average price of Germany’s natural gas imports was 43 percent higher in the first half of 2006 than in the first half of 2005. Natural gas prices in the United Kingdom also remain high and volatile, primarily due to supply concerns and a fire at the U.K.’s largest gas storage facility. The expectation that this facility will be operational by winter led to a decline in U.K. forward natural gas prices, although forward prices remain near the levels seen in the fourth quarter of 2005.
CO2 prices were extremely volatile in the second quarter of 2006. Following increases in the beginning of 2006, CO2 prices dropped by 27 percent in a single day on the publication of EU member states’ emissions data for 2005, which were significantly below market expectations. Since May 2006, CO2 prices have stabilized at about €16 per metric ton.
Wholesale power prices across Europe, which were heavily influenced by the sharp decline in CO2 prices, fell by approximately 10 to 20 percent in the U.K., Nordic, and German markets. Since May 2006, German wholesale power prices have stabilized at a higher level of about €54 per MWh on the back of oil and coal price developments. Reduced hydro-power availability pushed wholesale power prices higher in the Nordic market, while U.K. wholesale power prices continued to decline through late June due to lower natural gas prices.
Through June, U.S. natural gas prices for 2007 delivery fell by about 10 percent compared with the beginning of 2006. The main reasons cited for decline are record gas storage levels and the expectation of higher supplies due to the absence of significant hurricane activity along the U.S. Gulf coast so far in 2006. Electricity prices moved lower, mainly influenced by the decline in gas prices and, to a smaller extent, by the development of SO2 prices, which fell by more than half since the beginning of the year.

Interim Report II/2006
Regulation of Network Charges in Germany
The new regulation of Germany’s electricity and gas networks requires that network charges be approved in advance. The approvals process is currently under way.
Electricity network charges were supposed to have been approved by May 1, 2006, and gas network charges by August 1, 2006. Due to the Federal Network Agency’s (BNetzA) lengthy review process, rulings on electricity and gas network charges are considerably delayed. To date, the BNetzA has ruled on only a small number of electricity network charges. The BNetzA issued its first ruling for an E.ON network operator when it ruled on the charges of E.ON Thüringer Energie’s distribution network operator. Effective August 1, 2006, the BNetzA reduced by about 14 percent the network charges filed by our subsidiary.
As part of the network charge approval process, the BNetzA is also dealing with the refund of overcharges. The BNetzA will require electricity network operators to refund to network customers the difference between operators’ actual network charges and their approved network charges for the period between November 1, 2005, and the date operators’ charges are approved. This is reflected in our Consolidated Financial Statements for the period ended June 30, 2006. The BNetzA has not yet issued a ruling on gas network charges.
Germany’s Energy Law of 2005 required the BNetzA to design an incentive plan for the regulation of network charges. The BNetzA submitted its plan in late June 2006. The German federal government may now, with the Bundesrat’s approval, issue an ordinance on an incentive plan for network regulation. The BNetzA’s report calls for the incentive plan to begin on January 1, 2008. Furthermore, it proposes that, within six to eight years, all income from network charges should be reduced to the level of the most efficient network operator and that all network operators reduce their costs by 1.5 to 2 percent annually.
The energy industry is in agreement that the efficiency enhancements and cost reductions proposed by the BNetzA are neither technically achievable nor economically reasonable. Moreover, the proposed transition periods are too short. It will be important to ensure that the legislation codifying the incentive plan contains mechanisms to reflect the structural differences between network operators and maintains incentives for investment in network infrastructure.

Interim Report II/2006
Results of Operations
Power and Gas Sales
The E.ON Group sold about the same amount of electricity in the first half of 2006 as in the prior-year period. The Central Europe market unit sold 3 percent more electricity due to the inclusion of newly consolidated regional electricity distributors in Bulgaria, Romania, and the Netherlands. By contrast, our U.K., Nordic, and U.S. Midwest market units sold less electricity than last year. We sold 12 percent more natural gas thanks primarily to colder winter weather, Pan-European Gas’s continuing volume growth outside Germany, and the inclusion of newly consolidated subsidiaries in Hungary, the Netherlands, and Germany.
Sales up Substantially
All market units contributed to the substantial 31 percent increase in sales, which was mainly due to the following factors: the global increase in raw-material and energy prices which led to higher average power and gas prices, the inclusion of newly consolidated regional utilities particularly in Bulgaria, Hungary, and Romania, and weather-driven volume increases, particularly of natural gas.
Adjusted EBIT up 13 percent
The improvement in adjusted EBIT at Central Europe and Pan-European Gas is also attributable to power and gas price developments, the inclusion of newly consolidated companies in Central Europe East and the United Kingdom, and higher power and gas sales volumes. However, Central Europe’s adjusted EBIT was negatively impacted by provisions created to address the expected consequences of the government regulation of network charges. Nordic’s adjusted EBIT was at the prior-year level. Higher CO2 and fuel costs led to a decline in U.K.’s adjusted EBIT. However, thanks to U.K.’s positive performance in the second quarter, the decline was significantly smaller than for the period ended March 31, 2006. The main factors in the decline in U.S. Midwest’s adjusted EBIT were the costs associated with participation in the new MISO market, introduced on April 1, 2005, as well as lower retail sales volumes due to significantly milder temperatures.

Interim Report II/2006
Net Income 7 Percent below High Prior-Year Level
Net income (after income taxes and minority interests) of €2.8 billion and earnings per share of €4.29 were both 7 percent below the high prior-year level.
At -€533 million, adjusted interest income (net) was almost unchanged from the prior-year figure of -€537 million.
Net book gains in the first half of 2006 were significantly above the prior-year figure and resulted from the sale of securities (€230 million) and the Degussa transaction (€376 million, see commentary on page 29). In the prior-year period, net book gains resulted from the sale of securities.
We did not record restructuring expenses in the first half of 2006.
Other nonoperating earnings primarily reflect the fulfilment of derivative gas procurement contracts and from the marking to market of derivatives (-€952 million). For the period ended June 30, 2005, the marking to market of derivatives resulted in a positive effect of €910 million.
Our continuing operations recorded a tax expense of €766 million in the first half of 2006. The decline in our tax expense primarily reflects a higher share of tax-free income.
Minority interests’ share of net income increased due to higher earnings contributions at the companies in question and consolidation effects.
Income/Loss (-) from discontinued operations, net, includes the results of E.ON Finland, which was sold in June 2006, and Western Kentucky Energy, which is held for sale. Pursuant to U.S. GAAP, their results are reported separately in the Consolidated Statements of Income (see commentary on pages 28-29). In the prior-year period, this item also contained the results of Viterra and Ruhrgas Industries, which were sold in 2005.

Interim Report II/2006
Results of Operations
Adjusted net income 32 percent above prior-year figure
In addition to reflecting our operating performance, net income also reflects extraordinary effects such as the marking to market of derivatives. For the first time, we are disclosing adjusted net income, an earnings figure after interest income, incomes taxes, and minority interests that has been adjusted to exclude certain extraordinary effects. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a nonrecurring or rare nature (after taxes and minority interests). Adjusted net income also excludes Income/Loss (-) from discontinued operations, net.
Investments Significantly Higher
In the period under review, the E.ON Group invested €2.5 billion, a 38 percent increase year on year. We invested €1.5 billion in intangible assets and property, plant, and equipment compared with €1 billion in the prior year. Investments in financial assets totaled €963 million versus €769 million in the prior year.
Central Europe invested €1,090 million in the first half of 2006, 50 percent more than in the same period last year. Investments in intangible assets and property, plant, and equipment totaled €668 million (prior year: €527 million) and were aimed predominantly at generation and distribution assets. Investments in financial assets increased significantly to €422 million (prior year: €201 million), primarily due to capital increases at subsidiaries, the acquisition of ownership interests in small regional distribution companies in eastern Germany, and investments in new solid-waste incineration plants.
Pan-European Gas invested €582 million, of which €151 million (prior year: €61 million) went towards intangible assets and property, plant, and equipment. Investments in financial assets of €431 million (prior year: €163 million) mainly reflect the acquisition of the gas trading and storage business of Hungary’s MOL (now E.ON Földgaz Trade and E.ON Földgaz Storage). This transaction closed in late March 2006.
U.K. invested €308 million in 2006 primarily on capital expenditure for additions to property, plant, and equipment. The decrease compared with 2005 is due to the acquisitions of the Enfield CCGT asset and of Economy Power’s retail small and medium sized enterprise customers in 2005 partially offset by additional capital expenditure allowances in the regulated business due to the five-year regulation review and by higher expenditure on the generation portfolio, particularly to develop new renewables capacity at Lockerbie.
Nordic invested €222 million (prior year: €136 million) in intangible assets and property, plant, and equipment to maintain existing production plants and to upgrade and extend its distribution network. The increase was mainly related to efficiency-enhancing investments in Nordic’s nuclear power plants, as well as investments in its distribu-

Interim Report II/2006
tion network being realized earlier as a result of the severe storm in January 2005. Investments in financial assets totaled €113 million compared with €98 million in 2005.
U.S. Midwest’s investments of €154 million were 103 percent above the prior-year figure, primarily due to increased spending for SO2 emissions equipment and the Trimble County 2 plant construction, higher spending in generation and distribution, and currency translation effects.
Financial Condition
Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make growth-creating investments, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group’s financial condition and, in particular, its liquidity.
The E.ON Group’s cash provided by operating activities in the first half of 2006 was slightly below the prior-year level.
The decline in Central Europe’s cash provided by operating activities is mainly attributable to an increase in working capital and in contributions to VKE, a German energy industry pension fund. The main positive factors were the significant increase in gross profit on sales in the electricity business and lower payments for nuclear fuel reprocessing.
Pan-European Gas’s positive business performance in the first half of the year was not reflected in its cash provided by operating activities. The reasons are the later payment of supplier invoices from the prior year, lower payments from customers due to higher advance payments at the end of the prior year, and price-driven increases in payments for gas procurements. Other negative factors were the buildup of working gas in storage at E.ON Földgaz Trade, which became a consolidated E.ON company on March 31, 2006, and the price-driven increases in expenditures for natural gas in storage at E.ON Ruhrgas AG.
Cash provided by operating activities at the U.K. market unit was significantly higher year on year. The improvement was mainly due to the absence of one-off pension-fund payments made in 2005. Higher gas procurement costs, which were only partially recovered through higher sales prices, were a countervailing factor. U.K.’s negative cash provided by operating activities in the first half of 2006 resulted mainly from higher gas costs that impacted the first quarter of 2006 and the last quarter of 2005 partially offset by retail price rises.
Nordic’s cash provided by operating activities increased significantly because the prior-year figure was negatively affected by a number of nonrecurring items including high cash outflows relating to the severe storm in January 2005 and higher tax payments compared with the current year. Improved electricity margins in the first half of 2006 constituted another positive factor.
Cash provided by operating activities at U.S. Midwest was higher year on year mainly due to increased collections of accounts receivable which resulted from higher natural gas prices in the fourth quarter of 2005. Cash increases were partly offset by pension contributions in 2006.
The Corporate Center’s cash provided by operating activities was below the prior-year level. Positive tax effects in the current year almost entirely made up for the absence of income recorded in the prior year on the unwinding of currency swaps.

Interim Report II/2006
Results of Operations
In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, there is typically a corresponding reduction in working capital, resulting in surplus cash provided by operating activities, although sales volumes in these quarters (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters and for gas tax prepayments in the fourth quarter. A major portion of the market units’ capital expenditures for intangible assets and property, plant, and equipment is paid in the fourth quarter.
Due to the increase in investments in intangible assets and property, plant, and equipment, free cash flow was 29 percent below the prior-year number.
Net financial position, a non-GAAP financial measure, is derived from a number of figures which are reconciled to the most directly comparable U.S. GAAP measure in the next table.
Our net financial position of -€2,596 million was €6,459 million below the figure reported as of December 31, 2005 (€3,863 million). This is mainly attributable to financial outlays for investments in property, plant, and equipment, the acquisition of the natural gas business of Hungary’s MOL, and the €2.6 billion payment under our contractual trust arrangement. In addition, the dividend payout (including the special dividend) and the related tax payment resulted in substantial cash outflow. Our net financial position was positively affected by proceeds from the disposal of E.ON Finland and, in particular, by our strong cash provided by operating activities.

Interim Report II/2006
Net interest expense declined by €40 million from the year-earlier figure, mainly due to the positive development of our net financial position. Net interest expense only includes the interest income of those items that are also part of the net financial position.
On February 21, 2006, Standard & Poor’s put its AA- long-term rating for E.ON bonds and its A-1+ short-term rating on credit watch with negative implications following E.ON’s offer to acquire Endesa. On February 22, 2006, Moody’s announced that it was reviewing its Aa3 long-term rating for E.ON bonds for a possible downgrade. Following the closing of the Endesa transaction, E.ON aims to have a single-A flat rating (A/A2). Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively.
On February 21, 2006, E.ON made an offer of €29.1 billion for 100 percent of Endesa’s stock. In conjunction with this offer, E.ON concluded a €32 billion credit facility. Pursuant to the terms of its offer, E.ON adjusted its offer to €26.9 billion following Endesa’s dividend payout in July 2006.
Employees
On June 30, 2006, the E.ON Group had 80,549 employees worldwide, as well as 1,919 apprentices and 229 board members and managing directors. Our workforce was essentially unchanged from year end 2005.
At the end of the current period, 46,269 employees, or 57.4 percent of all staff, were working outside Germany, also essentially unchanged from year end 2005.
The number of employees at Pan-European Gas declined by about 5 percent to 12,755 relative to year end 2005, mainly due to efficiency-enhancement measures at E.ON Gaz Romania.
At the end of the first half of 2006, U.K. had 14,411 employees, roughly 12 percent more than at year end 2005. The increase is chiefly attributable to the further additions in customer service staff and increased hiring of technical personnel at the power distribution and metering businesses.
At the end of the first half of 2006, Nordic had 5,912 employees, 9 percent more than at year end 2005. The increase is due in particular to the hiring of seasonal staff in the summer months.
At the end of the first half of 2006, U.S. Midwest had 2,898 employees, 3 percent less than at year end 2005. The decrease is due mainly to the sale of operating contracts of a service company in the non-regulated business.
During the reporting period, wages and salaries including social security contributions and retirement payments totaled €2.3 billion, compared with €2.2 billion a year ago.

Interim Report II/2006
Results of Operations
Risk Situation
In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses.
Technologically complex facilities are involved in the production and distribution of energy. Operational failures or extended production stoppages of facilities or components of facilities could adversely impact our earnings situation. We seek to minimize these risks through ongoing employee training and qualification programs and regular maintenance and enhancement of our facilities.
In the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks which we address through the use of instruments suited to this purpose.
Our market units operate in an international market environment characterized by general risks related to the business cycle and by increasingly intense competition. We use a comprehensive sales management system and derivative financial instruments to limit the price and sales risks faced by our power and gas business on liberalized markets.
The political, legal, and regulatory environment in which the E.ON Group does business is a source of additional external risks. Changes to this environment can make planning uncertain. Our goal is to play an active and informed role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with political leaders and representatives of government agencies. Currently, the following issues are of particular relevance:
•	The regulation of electricity and gas networks codified in Germany’s Energy Law 2005 requires that network charges be approved in advance. This poses a risk to our earnings situation, since it is becoming apparent that Germany’s Federal Network Agency is interpreting the law in a one-sided manner prejudicial to network operators.
•	Germany’s Federal Cartel Office (FCO) issued an order prohibiting E.ON Ruhrgas from implementing existing long-term gas supply contracts. E.ON Ruhrgas filed an emergency appeal with the State Superior Court in Düsseldorf to prevent the order from taking immediate effect. The appeal was not successful. We are now concentrating our efforts on the main case before the State Superior Court whose decision can be appealed to the German Federal Appeals Court. We expect that the main case will provide our customers and us with a thorough legal clarification and therefore the necessary legal assurance, in particular about the permissibility of the competitive injunction issued against us by the FCO. In accordance with the terms of the FCO’s order, we are in the meantime offering our resellers affected by the order new gas supply contracts for the period after October 1, 2006.The offer has been well received.
The operational and strategic management of the E.ON Group relies heavily on highly complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and a wide range of technical security measures.
In the period under review, the E.ON Group’s risk situation did not change substantially from year end 2005.

Interim Report II/2006
Outlook
The E.ON Group’s positive earnings performance continued in the second quarter. We now expect our adjusted EBIT for 2006 to surpass the high prior-year level. However, we will not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on our successful Viterra and Ruhrgas Industries disposals.
The earnings forecast by market unit is as follows:
For 2006, we expect Central Europe’s adjusted EBIT to be slightly above the prior-year level. We expect to offset the adverse affects of regulatory measures affecting our network business by achieving operating improvements in other areas.
Pan-European Gas’s upward earnings trend from the start of the year continued in the second quarter. We now expect Pan-European Gas’s adjusted EBIT to markedly exceed the figure for 2005. Assuming temperatures are normal and oil price forecasts are correct, the sharp rate of earnings growth recorded in the first half of the year cannot be extrapolated to the year as a whole because certain effects primarily impacted the first half. The Up-/Midstream business will benefit from earnings streams from E.ON Ruhrgas UK North Sea Limited, which was acquired last year, and from temperature-driven volume increases recorded in the first quarter. Moreover, oil price developments were a significant negative factor in the prior year. On balance, we expect higher equity earnings in the downstream business.
As expected, the U.K. market unit’s adjusted EBIT performance in the second quarter was significantly better than in the first quarter. This improvement supports our expectation that full-year 2006 adjusted EBIT will be significantly above the 2005 figure. Important factors include the impact of retail price increases, increased value from E.ON UK’s generation fleet, and profit and cost initiatives partially counteracted by future commodity cost increases.
We anticipate that Nordic’s adjusted EBIT for 2006 will be below the strong figure posted in 2005. Earnings development will be affected by significantly higher nuclear and hydro taxes and by the absence of earnings streams from the divested hydropower plants. These effects will be partially counteracted by higher average electricity prices.
We expect U.S. Midwest’s 2006 adjusted EBIT to slightly exceed the prior-year level due to lower costs following the approvals of the responsible commissions that allow us to exit the organized MISO market in September.

Interim Report II/2006
Market Units
Central Europe
Market Development
With the exception of a small number of regions, electricity prices in Germany’s residential segment did not change in the second quarter, since there is typically a delay before changes in wholesale prices are passed on to residential customers. In a number of cities, there has been a stronger presence of new energy suppliers offering electricity and gas to residential customers.
Power and Gas Sales
The Central Europe market unit increased its power sales by 3.9 billion kWh to 137.4 billion kWh. The increase is almost entirely attributable to the inclusion of newly consolidated regional electricity distributors in Bulgaria, Romania, and the Netherlands.
Central Europe’s regional distribution companies sold about 20 billion kWh more natural gas than in the prior-year period. More than two thirds of the increase resulted from consolidation effects. In the first half of the previous year, NRE of the Netherlands and Gasversorgung Thüringen (GVT) were not yet consolidated E.ON companies; our Hungarian gas utilities were not included until April 2005. The remainder of the increase is primarily weather-driven.
Power Generation and Procurement
Central Europe utilized its flexible mix of generation assets to meet about 47 percent of its electricity requirements, compared with 48 percent in the prior year. It procured around 4.1 billion kWh more electricity from outside sources than in the year-earlier period. This increase results mainly from the inclusion of newly consolidated subsidiaries in Bulgaria and Romania.

Interim Report II/2006
Sales and Adjusted EBIT
Central Europe grew sales by €2.6 billion relative to the prior-year period. The expansion of our operations, particularly in Central Europe East, is responsible for about one third of the increase. The remaining increase is mainly attributable to adjustments to our power and gas prices resulting from the global rise in raw-material and energy prices and to weather-driven volume increases, particularly of natural gas.
Adjusted EBIT rose by €117 million year on year, with Central Europe’s business units developing as follows:
Adjusted EBIT at Central Europe West Power was €136 million below the prior-year figure. This follows an increase of €18 million in the first quarter of 2006. The decrease is mainly attributable to provisions of €325 million created for the expected consequences of the new regulation of network charges in Germany (see commentary on page 7). In addition, the passthrough of higher wholesale electricity prices to end customers was moderated by significantly higher conventional fuel costs and higher power procurement costs. Adjusted EBIT was also negatively affected by increased charges stemming from earlier reporting periods.
Adjusted EBIT at Central Europe West Gas was €81 million above the prior-year figure, mainly due to volume increases resulting from cold weather in the period under review and to the fact that GVT was not a consolidated E.ON company in the prior-year period.
Central Europe East’s adjusted EBIT rose by €60 million compared with the same period last year. About two thirds of the increase reflects the inclusion of earnings from companies in Bulgaria, Hungary, and Romania acquired in 2005. The remaining increase results from our operations in Bulgaria and the Czech Republic and is primarily price-driven.
Adjusted EBIT recorded under Other/Consolidation increased by €112 million, mainly due to higher income from realized hedging transactions.

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Market Units
Pan-European Gas
Market Development
Germany consumed about 9 percent more natural gas in first half of 2006 than in the prior-year period, mainly due to cooler weather in January and March. Temperatures in the second quarter were comparable to those of the prior year. In this period, Germany consumed 3 percent more natural gas than in the same quarter a year ago.
Gas Release Program
On May 17, 2006, E.ON Ruhrgas held the fourth auction of a portion of the natural gas it procures under long-term supply contracts. Seven bidders were awarded a total of about 39 billion kWh of gas in the seventh round of the Internet-based auction. Demand was thus higher than in the previous years.
Gas Sales
Pan-European Gas’s midstream business sold 404.9 billion kWh of natural gas in the first half of 2006, surpassing the prior-year figure by nearly 12 percent. It sold 138.6 billion kWh of natural gas in the second quarter, about 1 percent more than last year.
In the first half of 2006, E.ON Ruhrgas AG increased its sales volume outside Germany by 28 percent to 81.7 billion kWh. Sales outside Germany thus accounted for one fifth of total sales volume. Additional gas volumes were sold in Italy in the second quarter. In addition, we acquired new customers in France and Denmark.
In the first six months of 2006, sales volume in Germany rose by 8 percent year on year to 323.1 billion kWh. Sales volume declined by 3 percent in the second quarter following a significant 15 percent increase in the first quarter. Overall, sales by segment changed only slightly. In the first half of 2006, regional gas companies accounted for 47 percent of total sales volume, municipal utilities for 24 percent, and industrial customers for 9 percent compared with 49 percent, 24 percent, and 9 percent, respectively, in the prior-year period.
Sales and Adjusted EBIT
Pan-European Gas increased sales by 58 percent year on year to €14 billion.
Sales growth in the midstream business resulted mainly from higher average sales prices in the wake of oil price movements along with higher sales volumes in the first half. The upstream business includes the revenue streams of E.ON Ruhrgas UK North Sea Limited. This company was acquired in 2005 and only contributed to consolidated sales in November and December. In September 2005, Pan-European Gas increased its stake in Njord Field from 15 percent to 30 percent, which also had a positive effect on sales in the current-year period. Sales at Downstream Shareholdings were about €1.3 billion higher, due primarily to consolidation effects. The sales of E.ON Gaz Romania are included from the beginning of 2006, whereas in 2005 they were not consolidated until the second half following our acquisition of majority stake. E.ON Földgaz Trade and E.ON Földgaz Storage became consolidated E.ON subsidiaries on March 31, 2006, after we acquired 100 percent of the two companies from MOL, a Hungarian oil and gas company.

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Pan-European Gas recorded an adjusted EBIT of €1,458 million, a considerable increase from the prior-year period. All business units contributed to the advance.
The Up-/Midstream business unit benefited in the first half of 2006 from high oil and natural gas price levels and consolidation effects. Temperature-driven volume increases in the first quarter and sales growth outside Germany served to increase adjusted EBIT at the midstream business. In addition, the continual rise in oil prices had a significant negative impact on adjusted EBIT in the prior-year period. Moreover, adjusted EBIT in the second quarter was positively affected by payments of invoices from the cold winter. Furthermore, nonrecurring income from the final clearing of trading transactions contributed to the increase in adjusted EBIT; the negative effects of these transactions had had a negative impact on the prior-year figure.
Higher equity earnings from associated companies constituted a key positive effect on adjusted EBIT at Downstream Shareholdings. Another was the inclusion of E.ON Gaz Romania. By contrast, E.ON Földgaz Trade, which operates in Hungary’s regulated gas market, recorded a negative adjusted EBIT due to the delay in passing through higher procurement costs.
U.K.
Market Development
U.K. market electricity and gas consumption at 180 billion kWh and 553 billion kWh, respectively, for the first half of 2006 was broadly in line with 2005.
E.ON UK’s residential retail prices were increased by 18.4 percent for electricity and 24.4 percent for gas, effective March 10, 2006. In an environment of rising wholesale energy costs, the pricing strategy is under constant watch.
Power and Gas Sales
The decrease in Industrial and Commercial (I&C) power and gas volumes reflected E.ON UK’s focus on margin rather than volume. Residential and SME power and gas sales volumes increased despite a 2 percent reduction in the number of customer accounts, the volume increase is primarily due to colder weather in the first quarter.

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Market Units
Power Generation and Procurement
Purchases from outside sources declined due to higher owned generation and lower retail I&C sales volumes. The year-on-year increase in owned generation is mainly due to higher coal-fired generation driven by the improved economics and improved power-plant availability.
U.K.’s attributable generation capacity increased by 1,740 MW from June 2005. This is mainly due to the return of two oil-fired units at Grain (1,300 MW) and the return to service of the second module at Killingholme (450 MW).
In response to the Renewable Obligation, E.ON UK continues to grow a balanced portfolio of renewable power purchase agreements and physical assets. In the first six months of 2006, E.ON UK co-fired biomass materials at Kingsnorth and Ironbridge, generating a total of 155 million kWh. Work has also commenced on the construction of a 44 MW wood-burning plant in Lockerbie in southwest Scotland. When built, Lockerbie will be the United Kingdom’s largest dedicated biomass plant.
Sales and Adjusted EBIT
E.ON UK increased its sales in the first half of 2006 compared with the prior year primarily due to price increases in the retail business and higher gas and power prices in the wholesale market. E.ON UK delivered an adjusted EBIT of €451 million in the first half of 2006, of which €231 million was in the regulated business and €270 million in the non-regulated business.
Adjusted EBIT at the non-regulated business declined by €122 million. The decrease is primarily due to the impact of higher gas costs in quarter one 2006 offset by price rises in the residential segment and cost and profit initiatives. Furthermore, one-off benefits in the prior year relating to the integration of previously outsourced customer service activities and higher carbon costs in 2006 adversely affected the results compared to 2005. Adjusted EBIT in the first quarter of 2006 was €213 million below the prior-year figure, meaning that the second-quarter performance improved by €91 million. This improvement is in line with our expectation that the increase in residential prices along with cost and profit initiatives would restore margins.
Adjusted EBIT at Other/Consolidation decreased by €48 million due to lower profits from overseas assets partly due to disposals, higher pensions costs, and foreign-exchange differences.

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Nordic
Market Development
The Nordic region consumed 4.5 percent more electricity than in the prior-year period, mainly due to higher consumption in Sweden and Norway resulting from considerably colder weather.
In the first quarter of 2006, the Nordic region was a net exporter of electricity to Germany. On balance, however, it imported more than 4 billion kWh from surrounding countries during the first six months of 2006.
Power Sales
E.ON Nordic sold 0.5 billion kWh less electricity compared with the corresponding period of 2005 due to lower sales at the Nord Pool, Northern Europe’s energy exchange. This was primarily a consequence of the sale of hydropower assets to Statkraft in late 2005, which reduced Nordic’s owned generation capacity. Sales to residential customers were on par with the previous year, while sales to commercial customers increased slightly.
Power Generation and Procurement
E.ON Nordic covered 72 percent of its electricity sales with power from its own generation assets. E.ON Nordic’s owned generation decreased by 0.4 billion kWh relative to the prior-year period. Hydropower production decreased due to the sale of hydropower assets to Statkraft in October 2005 and lower reservoir inflow. This decrease was partially counteracted by high availability of nuclear power stations. In addition, CHP production increased due to the relatively cold weather at the beginning of the year.

Interim Report II/2006
Market Units
Gas and Heat Sales
Heat sales increased as a consequence of colder weather at the beginning of the year and the acquisition of heat operations in Denmark. Natural gas sales declined despite the colder weather, primarily due to lower sales to distributors.
Sales and Adjusted EBIT
E.ON Nordic’s sales, excluding energy taxes, increased by 9 percent compared with the first six months of 2005, primarily due to higher average sales prices.
E.ON Nordic’s adjusted EBIT of €428 million was virtually unchanged year on year. Rising spot electricity prices and successful hedging activities enabled Nordic to secure a higher effective sales value for its production portfolio. Compared with the prior year, earnings for the first six months were negatively impacted by increased taxes on hydro and nuclear assets. In addition, the hydropower plants sold to Statkraft contributed to prior-year adjusted EBIT. The decline in the Swedish krona also negatively affected Nordic’s adjusted EBIT in reporting currency.
U.S. Midwest
MISO Exit Approved Effective September
E.ON U.S. has received all Federal Energy Regulatory Commission and Kentucky Public Service Commission decisions (with the last occurring in early July 2006) which allow E.ON U.S. to move forward to withdraw from the Midwest Independent System Operator (MISO). E.ON U.S. is on track to complete the exit and enter into alternative arrangements with the Tennessee Valley Authority and Southwest Power Pool effective September 2006.
Power and Gas Sales
Regulated utility retail power sales volumes decreased slightly in 2006 compared with 2005, primarily due to milder weather in 2006. Off-system sales volumes were lower compared with 2005 as a result of an increased use of E.ON U.S.’s generation for native load to replace the lost volumes from a purchase contract with Electric Energy Inc. (EEI). EEI is a 1,000 MW power station in which E.ON U.S. has a 20 percent stake. In the past, E.ON U.S. could buy its share of the output at cost and utilize this to meet native load. Since

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January 1, 2006, EEI sells its power at market prices. E.ON U.S. can no longer utilize this power to meet native load and now supplies this power from its own generation. Retail natural gas sales volumes declined due largely to milder winter weather compared with 2005 and reduced consumption due to higher prices. Off-system sales of natural gas decreased due to high market prices in the first quarter and correspondingly lower availability of excess gas for sale.
Power Generation and Procurement
Coal-fired power plants accounted for 98 percent of U.S. Midwest’s electric generation in 2006, while gas-fired and hydro generating assets accounted for the remaining 2 percent.
Sales and Adjusted EBIT
U.S. Midwest’s sales increased by 7 percent. The main drivers were favorable exchange-rate variances and higher gas prices recoverable from retail customers.
U.S. Midwest’s adjusted EBIT decreased by 5 percent. The main factors in the regulated business were lower retail volumes, mainly due to significantly milder weather in 2006, as well as higher costs associated with participation in the new MISO market, introduced on April 1, 2005, partly offset by favorable exchange-rate variances.

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Interim Financial Statements (Unaudited)

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Interim Financial Statements (Unaudited)

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Notes
Accounting Policies
The accounting policies used to prepare the Interim Financial Statements for the six months ended June 30, 2006, correspond to those used in the Consolidated Financial Statements for the year ended December 31, 2005, with the following exceptions.
On January 1, 2006, E.ON adopted Statement of Financial Accounting Standard (SFAS) 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R requires us to account for our stock appreciation rights (SAR) on the basis of their fair values and to recognize the corresponding expenses in our Statements of Income. Prior to adopting SFAS 123R, we accounted for SAR on the basis of intrinsic values and recognized the corresponding expenses in our Statements of Income, as provided by SFAS 123 in conjunction with FASB Interpretation 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Pursuant to SFAS 123R we use a Monte Carlo simulation technique to calculate the fair value of SAR. The cumulative effect of initially applying SFAS 123R by using the modified version of prospective application as the transition method had no material effect on our results of operations. As a result, no further disclosure is provided.
New Accounting Pronouncement
FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes was published in July 2006. FIN 48 applies to fiscal years that begin after December 15, 2006. We are currently evaluating the potential effects of applying FIN 48.
Variable Interest Entities
As of June 30, 2006, we consolidated the following variable interest entities (VIEs): two jointly managed electric generation companies, one real estate leasing company, and a company that manages shareholdings. FIN 46R no longer applies to a real estate leasing company following our acquisition of more shares in this company.
As of June 30, 2006, we consolidated VIEs that had total assets of approximately €718 million and recorded earnings of €8 million prior to consolidation. Fixed assets and other assets in the amount of €148 million serve as collateral for liabilities relating to financial leases and bank loans.
With the exception of one VIE, the creditors of our consolidated VIEs have limited recourse to the primary beneficiary’s assets. In the case of this one VIE, the primary beneficiary is liable for €75 million.
In addition, since July 1, 2000, we have had a contractual relationship with a VIE, a leasing company operating in the energy sector, for which we are not the primary beneficiary. This entity is currently being liquidated pursuant to a decision made by its owners. This entity had no significant assets and no liabilities at year end 2005. We do not expect E.ON to realize a loss from either its relations with this entity or from the entity’s liquidation.
Due to a lack of information, we continue to be unable to compute, pursuant to FIN 46R, the financial situation of another special-purpose entity, which has existed since 2001 and whose activities were expected to terminate in the fourth quarter of 2005. The main transactions between this entity and the E.ON Group were completed in the fourth quarter of 2005. However, this entity has not yet been liquidated. Its activities consisted of liquidating the assets of divested operations. Originally, its total assets amount to €127 million. We do not expect E.ON’s results of operations to be adversely affected by this entity.
Acquisitions, Discontinued Operations, and Disposals
Acquisitions in 2006
Effective March 31, 2006, E.ON Ruhrgas acquired 100 percent of the natural gas trading and storage operations of MOL, a Hungarian oil and gas company, by acquiring ownership interests in Budapest-based MOL Földgázellátó Rt. and Budapest-based MOL Földgáztroló Rt. (now E.ON Földgaz Storage and E.ON Földgaz Trade). The purchase price was approximately €450 million. It was further agreed that, depending on regulatory developments, compensatory payments would be made through the end of 2009 if this should become necessary for a subsequent adjustment of the purchase price. The entities became consolidated E.ON companies on March 31, 2006.

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Discontinued Operations
Pursuant to SFAS 144, we report two companies as discontinued operations in the first half of 2006: E.ON Finland, Espoo, Finland, at our Nordic market unit and the operations of Western Kentucky Energy Corp. (WKE), Henderson, Kentucky, USA, at our U.S. Midwest market unit. E.ON Finland was sold in June 2006.
Through WKE, E.ON U.S. operates the generating facilities of a power generation cooperative in western Kentucky and a coal-fired facility owned by the city of Henderson, Kentucky, under a leasing arrangement. In November 2005, the parties involved entered into a letter of intent to terminate the lease and operational agreements between the parties and other related matters. The closing of the transaction is subject to review and approval by various regulatory agencies and other interested parties. We classified WKE as a discontinued operation in late December 2005.
On June 26, 2006, E.ON Nordic and Fortum Power and Heat Oy (Fortum) finalized the transfer to Fortum of all of E.ON Nordic’s shares in E.ON Finland pursuant to an agreement signed on February 2, 2006. The purchase price for 65.56 percent of E.ON Finland’s shares totaled about €390 million. In mid-January 2006, we classified E.ON Finland as a discontinued operation.
Other Disposals
Continuing the implementation of its framework agreement with RAG, on March 21, 2006, E.ON transferred its stake in Degussa (42.9 percent) into RAG Projektgesellschaft mbH, Essen. E.ON’s Degussa stake was forward sold to RAG on the same date. The transaction initially resulted in a gain of €618 million. However, because E.ON holds a 39.2 percent stake in RAG, the share of the gain recorded in our Consolidated Statement of Income was €376 million. On July 3, 2006, E.ON and RAG executed the forward sales agreement for E.ON’s stake in RAG Projektgesellschaft mbH. E.ON has now sold all of its remaining, indirectly held stake in Degussa. The roughly €2.8 billion purchase price is due on August 31, 2006, and is underwritten by bank guarantees.
Pursuant to U.S. GAAP, the income and expenses of discontinued operations are reported separately under “Income/Loss (-) from discontinued operations, net”. The Consolidated Statements of Income and the Consolidated Statements of Cash Flows, including the notes relating to them, for the period ended June 30, 2006, and for the prior period have been adjusted for these discontinued operations. The assets and liabilities of these discontinued operations are shown in the Consolidated Balance Sheets for the period ended June 30, 2006, under “Assets of disposal groups” and “Liabilities of disposal groups.” We did not reclassify prior-year balance-sheet line items attributable to discontinued operations because such reclassification is not required by SFAS 144.
The following table shows the major line items of the statements of income of the above-named operations.

Interim Report II/2006
Notes
The following table shows major line items of the balance sheets of WKE, which is classified as a discontinued operation.
Acquisitions and discontinued operations from 2005 are described in detail in our 2005 Annual Report.
Research and Development
The E.ON Group’s research and development expense totaled €7 million in the first six months of 2006 and €9 million in the prior-year period.
Earnings per Share
Earnings per share were computed as follows:
Financial Earnings
The table below provides details of financial earnings for the periods indicated.

Interim Report II/2006
Goodwill and Intangible Assets
The table below shows the changes in the carrying amount of goodwill in the first six months of 2006 by segment.
Intangible Assets
As of June 30, 2006, and December 31,2005, E.ON’s intangible assets, including advance payments on intangible assets, consist of the following:
In the first six months of 2006, E.ON recorded an amortization expense of €182 million (prior year: €172 million) on intangible assets and an impairment charge of €40 million (prior year: €0 million) on intangible assets. E.ON did not record goodwill impairment charges in the first six months of 2006 or in the prior-year period.
Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2006 and each of the five succeeding fiscal years is as follows: 2006 (remaining six months): €184 million, 2007: €298 million, 2008: €257 million, 2009: €209 million, 2010: €159 million, and 2011: €154 million. As acquisitions and dispositions occur in the future, actual amounts could vary.
Treasury Shares Outstanding
The number of treasury shares as of June 30, 2006, was almost unchanged from the figure as of December 31, 2005. E.ON AG held 4,374,232 treasury shares. E.ON subsidiaries held another 28,472,194 shares of E.ON stock. E.ON thus holds 4.7 percent of its capital stock as treasury shares.
Dividends Paid
On May 4, 2006, the Annual Shareholders Meeting voted to distribute a dividend of €2.75 per share of common stock, a €0.40 increase from the previous dividend, plus a special dividend of €4.25 per share of common stock for a total dividend payout of €4,614 million.

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Notes
Provisions for Pensions
The changes in the projected benefit obligation are shown below.
Contribution to Plan Assets
In 2005 we created, through a contractual trust arrangement, the framework for the external financing of pension obligations of E.ON companies in Germany. In the first quarter of 2006, E.ON made the first contribution into the trusts in the amount of €2.6 billion by transferring money market investments with a term of more than three months.
Asset Retirement Obligations
E.ON’s asset retirement obligations at June 30, 2006, relate to the decommissioning of nuclear power stations in Germany (€8,428 million) and Sweden (€432 million), environmental remediation at conventional power station sites, including the removal of electric transmission and distribution equipment (€371 million), environmental remediation at gas storage facilities (€117 million) and opencast mining facilities (€61 million), and the decommissioning of oil and gas infrastructure (€332 million).The fair value of nuclear decommissioning obligations was based on third-party valuations.
An accretion expense of €261 million pertaining to the updating of provisions for the first six months of 2006 is included in financial earnings (prior year: €250 million).
Contingent Liabilities Arising from Guarantees
Financial Guarantees
Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others).These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.
Our financial guarantees include nuclear-energy-related items that are described in detail in our 2005 Annual Report. Obligations also include direct financial guarantees to creditors of related parties and third parties. Direct financial guarantees with specified terms extend as far as 2022. Maximum potential undiscounted future payments amount to €550 million (year end 2005: €427 million). Of this amount, €440 million (year end 2005: €304 million) consists of guarantees issued on behalf of related parties.
Indirect guarantees primarily include additional obligations in connection with cross-border leasing transactions and obligations to provide financial support, primarily to related parties. Indirect guarantees with specified terms extend as far as 2023. Maximum potential undiscounted future payments amount to €418 million (year end 2005: €431 million). Of this amount, €130 million (year end 2005: €67 million) involves guarantees issued on behalf of related parties. As of June 30, 2006, we recorded provisions of €12 million (year end 2005: €25 million) with respect to financial guarantees.

Interim Report II/2006
In addition, E.ON has commitments under which it assumes joint and several liability arising from its ownership interests in civil-law companies (Gesellschaften bürgerlichen Rechts), noncorporate commercial partnerships, and consortia in which it participates.
Furthermore, certain E.ON Group companies have obligations by virtue of their membership in VKE, a German energy industry pension fund, in accordance with VKE’s articles of incorporation. We do not expect these companies to have to perform on their obligations.
Indemnification Agreements
Contracts in connection with the disposal of shareholdings concluded by the E.ON Group companies include indemnification agreements and other guarantees with terms up to 2041 in accordance with local legal requirements, unless shorter terms were contractually agreed to. Maximum undiscounted amounts potentially payable pursuant to the circumstances expressly stipulated in these agreements could total up to €6,721 million (year end 2005: €6,623 million). These mainly relate to customary representations and warranties, potential environmental liabilities, and potential claims for tax-related guarantees. In some cases, the buyer is either required to share costs or to cover certain costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of June 30, 2006, we recorded provisions of €291 million (year end 2005: €296 million) for indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG or VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (Freistellungserklärungen).
Other Guarantees
Other guarantees with an effective period through 2021 mainly include market-value guarantees and warranties (maximum potential undiscounted future payments at June 30,2006: €128 million; year end 2005: €130 million). Other guarantees no longer include product warranties (or corresponding provisions) due to the disposal of Viterra and Ruhrgas Industries.
Subsequent Events
On July 12, 2006, E.ON and Gazprom signed a framework agreement to exchange assets in gas production and in gas trading, gas sales, and the electricity business. Under the agreement, E.ON is to acquire a 25 percent stake (minus one share) in Yushno Russkoye in Siberia, one of the world’s largest natural gas fields. Together, our share of Yushno Russkoye’s production and of our existing gas fields in the North Sea would amount to about 15 percent of E.ON Ruhrgas’s gas procurement. In return for the stake in Yushno Russkoye, Gazprom will acquire minority stakes in three E.ON companies in Hungary: 50 percent (minus one share) in E.ON Földgcáz Storage, 50 percent (minus one share) in E.ON Földgcáz Trade, and 25 percent (plus one share) in E.ON Hungária, a regional power and gas distributor. Gazprom will also receive other compensation yet to be determined. In addition, E.ON and Gazprom have agreed to work together on certain gas-fired power station projects in Europe. E.ON and Gazprom intend to conclude a detailed asset-swap agreement by the end of the year. Gazprom shareholdings in Hungary are subject to approval by the EU Commission and Hungarian authorities.
On July 27, 2006, Spain’s Comisión Nacional de Energía (CNE) approved E.ON’s acquisition of Endesa subject to a number of conditions. These include the requirement that we divest about 7,400 megawatts of Endesa’s generating capacity in Spain. We see no justification for these conditions and filed an appeal of the CNE decision with Spain’s Ministry of Industry on August 10. The ministry has up to three months to decide on our appeal. We are also considering whether to take further legal action. We remain strongly committed to this acquisition and believe that it will benefit all stakeholders: customers, employees, and shareholders as well as the wider Spanish economy.

Interim Report II/2006
Business Segments
Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s business is subdivided into energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center.
Central Europe operates an integrated electricity business and downstream gas business in Central Europe.
Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.
U.K. operates an integrated energy business in the United Kingdom.
Nordic is principally engaged in the integrated energy business in Northern Europe.
U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.
The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

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Under U.S. GAAP, E.ON is required to report under discontinued operations those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale.
In the first half of 2006, this applied mainly to WKE, which is held for sale, and E.ON Finland, which was sold in late June 2006. For the purposes of our business segment reporting, our results for the period ended June 30, 2006, and for the prior-year period do not include the results of our discontinued operations (see the table on page 34 and the commentary on page 29).
Adjusted EBIT, E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power, is derived from income/loss (-) from continuing operations before income taxes and interest income and adjusted to exclude certain extraordinary items. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a nonrecurring or rare nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.
Page 9 of this report contains a detailed reconciliation of adjusted EBIT to net income.
Due to the adjustments made, our financial information by business segment may differ from the corresponding U.S. GAAP figures.

Financial Calendar

November 8, 2006	Interim Report: January — September 2006

March 7, 2007	Publication of the 2006 Annual Report
May 3, 2007	2007 Annual Shareholders Meeting
May 4, 2007	Dividend Payout
May 9, 2007	Interim Report: January — March 2007
August 15, 2007	Interim Report: January — June 2007
November 13, 2007	Interim Report: January — September 2007
For more information about E.ON,
please contact:
Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany
T +49 (0) 211-4579-453
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info@eon.com
www.eon.com
Only the German version of this Interim Report is legally binding.
Information on results: This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2005 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: August 15, 2006	By: /s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting